UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

693149-10-6

(CUSIP Number)

MATTHEW T. MOROUN
12225 STEPHENS ROAD
WARREN, MI 48089
(586) 939-7000 EXT. 2351

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

SEPTEMBER 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693149-10-6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Not Required.
MATTHEW T. MOROUN

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) (b)

3.	SEC Use Only

4.	Source of Funds (see instructions)
SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,517,186*

	8.	Shared Voting Power 3,092,000**

	9.	Sole Dispositive Power 1,517,186*

	10.	Shared Dispositive Power 3,092,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,609,186*, **

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

13.	Percent of Class Represented by Amount in Row (11)
48.9%

14.	Type of Reporting Persons (see instructions)
IN

*
Consists of (i) 1,507,186 shares of the Issuer’s Common Stock owned directly by Matthew T. Moroun and (ii) 10,000 shares of the Issuer’s Common Stock issuable to Mr. Moroun upon exercise of stock options granted to Mr. Moroun by the Issuer.

**	Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

CUSIP No. 693149-10-6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Not Required
HAL M. BRIAND

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) (b)

3.	SEC Use Only

4.	Source of Funds (see instructions)
SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,000**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,092,000**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

13.	Percent of Class Represented by Amount in Row (11)
32.9%

14.	Type of Reporting Persons (see instructions)
IN

**	Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

This Amendment No. 3 supplements and amends Items 2, 3, 4, 5 and 7 of the statement on Schedule 13D filed on January 15, 1997, as amended by Amendment No. 1 filed on March 8, 2002 and Amendment No. 2 filed on March 21, 2002 (as amended, the “Schedule 13D”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.                  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the last paragraph thereof:

Mr. Norman E. Harned resigned as a co-trustee of the Moroun Trust on March 5, 2009 and on such date Mr. Hal M. Briand was appointed a co-trustee of the Moroun Trust.

Mr. Briand’s present business address is 12225 Stephens Road, Warren, Michigan 48089.  Mr. Briand is at present principally occupied as Vice President and Treasurer of CenTra, Inc., a transportation holding company based in Warren, Michigan.

During the last five years, Mr. Briand has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is currently subject to a judgment, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Briand is a citizen of the United States of America.

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

Since March 21, 2002, Mr. Moroun has purchased an aggregate of 145,473 shares of Common Stock in open market transactions or by exercising stock options he held.  The source of funds used to purchase these shares was Mr. Moroun’s personal funds.

Item 4.                  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the third paragraph thereof in its entirety and replacing it with the following paragraphs:

The purchases of Common Stock by Mr. Moroun between March 7, 2003 and June 30, 2008 were effectuated for investment purposes.

Mr. Moroun currently intends, depending on market conditions, alternative investment considerations, liquidity needs and after relevant business considerations, to purchase up to 1,000,000 additional shares of Common Stock in the open market, by privately negotiated transactions or otherwise, which would result in Mr. Moroun beneficially owning over 50% of the outstanding Common Stock.  In addition, once Mr. Moroun beneficially owns over 50% of the outstanding Common Stock, Mr. Moroun intends to ask the Board of Directors of the Issuer (i) to authorize an Issuer share repurchase program for up to 1,000,000 shares, to be implemented as directed by such Board of Directors and (ii) to consider becoming a “controlled company” under current Nasdaq Global Market rules, which would not require the Issuer to comply with all of Nasdaq Global Market’s corporate governance standards as they relate to director independence.

In addition, depending on market conditions, alternate investment considerations, liquidity needs and after relevant business considerations, Mr. Moroun and the Moroun Trust may from time to time explore opportunities for disposing of shares of Common Stock owned by them, or acquiring additional shares of Common Stock, in either case through one or more open market sales or purchases, public or private offerings, privately negotiated transactions or otherwise.

Except as set forth in this Item 4, the reporting persons filing this Schedule have no present plans or proposals with respect to the Issuer that relate to or would result in (a) the acquisition or disposition of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization, or liquidation; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies (although the reporting persons may cause future changes in the composition of the Board of Directors); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any actions similar to any of those enumerated above.

Item 5.                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)           Mr. Moroun beneficially owns an aggregate of 4,609,186 shares, or 48.9%, of the Common Stock, including currently exercisable stock options to purchase 10,000 shares of Common Stock.  Of the 4,609,186 shares beneficially owned by Mr. Moroun, 1,507,186 shares are owned directly by Mr. Moroun, 10,000 shares of Common Stock are issuable to Mr. Moroun upon the exercise of currently exercisable stock options, and 3,092,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is a beneficiary and, together with Mr. Briand, a co-trustee.  Mr. Briand beneficially owns an aggregate of 3,092,000 shares, or 32.9%, of the Common Stock, which shares are held of record by the Moroun Trust, of which Mr. Briand, together with Mr. Moroun, is a co-trustee.

(b)           Mr. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 1,517,186 shares of Common Stock, which includes currently exercisable stock options to purchase 10,000 shares of Common Stock.  Mr. Moroun and Mr. Briand share the power to vote or direct the vote and to dispose or direct the disposition of 3,092,000 shares of Common Stock held by the Moroun Trust.

(c)           From the date that is 60 days prior to September 28, 2005 through the date of this Amendment No. 3, Mr. Moroun made the following purchases in open market transactions (except to the extent indicated below):

Date	Number of Shares	Price Per Share
9/22/2005	4,128	$16.01
9/23/2005	2,515	$16.09
9/27/2005	2,749	$16.13
9/28/2005	10,328	$16.15
9/29/2005	5,365	$16.15
9/30/2005	3,761	$15.96
3/10/2006	2,000*	$8.25
3/2/2007	2,000*	$20.79
6/30/2008	10,000	$10.34
6/30/2008	10,000	$9.53

* Through the exercise of stock options.

(d)           Not applicable.

(e)           Not applicable.

Item 7.                  Material to be Filed as Exhibits.

The following exhibit is filed with this report:

Exhibit 1.1	Joint Filing Agreement dated March 6, 2009 by and among Matthew T. Moroun and Hal M. Briand

Signatures

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2009

By:	/s/ Matthew T. Moroun
Matthew T. Moroun

By:	/s/ Hal M. Briand
Hal M. Briand

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.1	Joint Filing Agreement dated March 6, 2009 by and among Matthew T. Moroun and Hal M. Briand